EXHIBIT 99.10

Media Release
Rio Tinto and Yindjibarndi Energy sign Pilbara renewables MOU
20 October 2023

Rio Tinto and Yindjibarndi Energy Corporation (YEC) have signed a memorandum of understanding (MOU) to explore opportunities to collaborate on renewable energy projects on Yindjibarndi country in the Pilbara region of Western Australia.

Rio Tinto and YEC will study and evaluate a range of opportunities including wind and solar power as well as battery energy storage systems. The initial focus is on rapidly exploring the potential development of a solar power generation facility for the supply of energy to Rio Tinto.

Rio Tinto operates four gas-fired power stations in the Pilbara. About 600MW to 700MW of renewable generation is estimated to be required to displace the majority of gas use across its network. The company is currently assessing the development of approximately 300MW of solar projects. The collaboration opportunities currently being explored by Rio Tinto and YEC if progressed, would be complementary to renewable energy developments on Rio Tinto Iron Ore’s electricity grid.

YEC was established in June following an agreement between Yindjibarndi Aboriginal Corporation (YAC) and renewable energy developer ACEN Corporation (ACEN) to progress the development of major renewable energy projects on Yindjibarndi Ngurra (country) – an area covering approximately 13,000km2 within the Yindjibarndi Native Title Determination Areas.

YEC’s initial plans include a Stage 1 target of 750MW of combined wind, solar, and battery storage with construction to commence within the next few years. The collaboration opportunities being considered by Rio Tinto and YEC relate to some of these Stage 1 projects.

YAC Chief Executive Michael Woodley said, “Yindjibarndi Ngurra is ideally suited to developing renewable energy generation and our people are encouraged by Rio Tinto’s interest in building this capacity with us.

“This will strengthen our existing partnership and provide long term benefits for our community, while also ensuring that we can protect and preserve the areas of cultural, spiritual and environmental significance within our Ngurra.”

ACEN International CEO Patrice Clausse said: "This MOU signifies more than just a partnership; it's a testament to the shared vision of sustainable energy development on Yindjibarndi Ngurra.

“It is the perfect blend of traditional significance and modern technology, designed to harness the limitless potential of the Pilbara's sun and wind, while respecting the deep-rooted connection of the Yindjibarndi people with their land.

“Together, we are crafting an energy future that is not only renewable, but also renewing, by empowering local communities and contributing to a greener future."

Rio Tinto Iron Ore Chief Executive Simon Trott said “We are focused on repowering our Pilbara operations with renewable energy through the end of this decade and beyond by replacing gas and diesel with clean energy alternatives.

“The Pilbara is blessed with abundant year-round sunshine and strong winds at night, making it one of the most attractive places in the world to harness solar and wind power for energy generation. We’re excited to be deepening our partnership with the Yindjibarndi People through this agreement and look forward to working closely with them.

“We recognise we have a large carbon footprint in the Pilbara and are exploring a number of innovative solutions to help address this, including future collaborations with other Traditional Owner groups in the region.”

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Notes to editors

Rio Tinto has committed to reducing its Scope 1 and 2 emissions by 50% by 2030 across its global operations, with an estimated $7.5 billion planned to be spent on decarbonisation projects, predominantly in the second half of the decade. These projects will support a longer-term ambition of net zero emissions by 2050.

Rio Tinto’s rail network, which connects its Pilbara mines to ports at Cape Lambert and Dampier in Western Australia, traverses Yindjibarndi Country. Rio Tinto has held a Participation Agreement and Indigenous Land Use Agreement with YAC, the representative body for the Yindjibarndi people, since 2013.

Last year, Rio Tinto and YAC signed an updated agreement aimed at strengthening ties and delivering improved social and economic outcomes for the Yindjibarndi people. The agreement reflects a joint commitment to work together to create more opportunities for the Yindjibarndi people to participate in Rio Tinto’s operations, including direct and indirect employment opportunities, and build sustainable long-term benefits to the community.

About ACEN

ACEN (PSE:ACEN) is the listed energy platform of the Ayala Group. The company has ~4,500 MW of attributable capacity from owned facilities in the Philippines, Australia, Vietnam, Indonesia and India, with a renewable share of 98%, which is among the highest in the region.

ACEN’s aspiration is to be the largest listed renewables platform in Southeast Asia, with a goal of reaching 20 GW of renewables capacity by 2030. ACEN is committed to transition the company’s generation portfolio to 100% renewable energy by 2025 and to become a Net Zero greenhouse gas emissions company by 2050.

www.acenrenewables.com

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Contacts

Please direct all enquiries to media.enquiries@riotinto.com or info@yindjibarndienergy.com.au

Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322

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